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November 1, 2011	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

File No. 042243-0082

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director Daniel Morris Allicia Lam Tara Harkins Kaitlin Tillian

Re:

Spansion LLC and co-registrants

Registration Statement on Form S-4, amended October 25, 2011

File No. 333-174593

Spansion Inc.

Form 10-K for the fiscal year ended December 26, 2010, filed February 23, 2011

File No. 001-34747

Ladies and Gentlemen:

On behalf of Spansion Inc., Spansion LLC and Spansion Technology LLC (collectively, the “Company”), we are responding to the comments received by e-mail on October 28, 2011 from the staff of the Commission (the “Staff”) in regards to the above referenced Registration Statement on Form S-4 and Annual Report on Form 10-K. Also enclosed are selected proposed revisions responsive to the Staff’s comments below (the “10-K Proposed Revisions”) of the above-referenced Form 10-K (the “Form 10-K”), which the Company intends to include in an amendment to the Form 10-K (the “Form 10-K/A”) to be filed after the completion of the Staff’s review. For ease of review, we have set forth below the numbered comments of your letter and the Company’s responses thereto.

November 1, 2011

General

1.	We note your response to our prior comment 3. However, please revise the planned electronic instruction and digital affirmation for the exchange offer to include the representations contained on page 37.

Response: In response to the Staff’s comment, the Company has revised the planned electronic instruction and digital affirmation as requested. A copy of the revised planned electronic instruction and digital affirmation for the exchange offer is attached as Exhibit A hereto.

Form 10-K for the fiscal year ended December 26, 2010

2.	We note the proposed revisions under “Initial Target Incentive” on page 154. Please expand your disclosure to explain how the size of the total share pool was determined. Specifically, it remains unclear how Semler Brossy determined the percentage of common stock that should be allocated to the total share pool and the size of the increase based on the delay between the target date for emergence and the then-expected date for emergence from Chapter 11.

Response: In response to the Staff’s comment and as discussed with the Staff on October 31, 2011, the Company has revised the referenced section to clarify that the “guardrails” for the overall pool size was not a range, but was a proposed recommendation of the pool size that the Compensation Committee subjectively evaluated without any further input of competitive market data (see page 158 of the 10-K Proposed Revisions).

3.	We note the proposed revisions under “Initial Target Incentive” on page 154. Please disclose the “guardrail” amounts for each named executive officer, how the “guardrails” were tied to competitive market practices, what the initial award sizes were for your named executive officers and how you determined that Semler Brossy’s recommendations were reasonable.

Response: In response to the Staff’s comment and as discussed with the Staff on October 31, 2011, the Company has revised the referenced section to clarify that the “guardrails” for individual target awards for the Named Executive Officers were not ranges, but were proposed recommendations of specific individual target awards that the Compensation Committee subjectively evaluated without any further input of competitive market data (see page 158 of the 10-K Proposed Revisions).

4.	We note the proposed revisions under “Fiscal 2010 Performance-Based RSU Vesting” on page 155. Please clarify if the performance-based RSU awards discussed on page 155 are awards in addition to the restricted stock units discussed in “Final Stock-Based Award Grants.” If so, please clarify how the target amounts of the performance-based RSU awards were determined.

November 1, 2011

Response: In response to the Staff’s comment, the Company has revised the RSU award table on page 159 of the 10-K Proposed Revisions to clarify that the performance-based RSUs were not in addition to the RSUs discussed in “Final Stock-Based Award Grants.”

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax to my attention at (650) 463-2600, or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips of LATHAM & WATKINS LLP

cc:	Scot Griffin, Spansion Inc.

EXHIBIT A

THE DEPOSITORY TRUST COMPANY	DATE
TENDERS INSTRUCTION DETAIL	TIME

*************************	COVERED PROTECT	****************

TARGET CUSIP:	DESC: TELEVENTGITS.AF	+ CONTRA CUSIP:
TRANSACTION ID:	TICKET SEQ:	STATUS: MADE
TRANSACTION DATE:	SUBMITTED BY:
PARTICIPANT:	QUANTITY:

AN “A” IN THE FOLLOWING PARENTHESIS INDICATES THAT YOU ACKNOWLEDGED RECEIPT OF, AND AGREEMENT TO BE BOUND BY, THE REPRESENTATIONS ON PAGES 33, 34 AND 37 OF THE PROSPECTUS FOR THE OFFER IDENTIFIED BY THE CONTRA CUSIP ABOVE: ( A )

COMMENT:	N/A
CONDITIONS:	N/A

CONTACT NAME:	CONTACT PHONE: ( )

PF6/18:PREVIOUS PF7/19: PTOP MENU PF8/20: END FUNCTION PF9/21:SI